Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Casey’s General Stores, Inc.:

We consent to incorporation by reference in the Registration Statements (No. 33-19179, 33-42907, and 33-56977) on Form S-8 of Casey’s General Stores, Inc. of our report dated June 30, 2005, relating to the consolidated balance sheets of Casey’s General Stores, Inc. and subsidiaries as of April 30, 2005 and 2004 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended April 30, 2005, which report is included in the April 30, 2005 Annual Report on Form 10-K of Casey’s General Stores, Inc. Our report refers to a change to the FIFO method of valuing gasoline inventory.

KPMG LLP

Des Moines, Iowa

July 13, 2005